[PIPER JAFFRAY & CO. LETTERHEAD]

April 11, 2005

VIA EDGAR AND FACSIMILE

Mr. Eduardo Aleman
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

    Re:
    DexCom, Inc. (the "Company")
    Registration Statement on Form S-1 (File No. 33-0857544)

Ladies and Gentlemen:

        In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), we hereby join the Company's request for acceleration of the above-referenced Registration Statement, requesting effectiveness for Wednesday, April 13, 2005 at 4:30 p.m., Eastern Time, or as soon as practicable thereafter.

        In connection with Rule 460 of the Act, please be advised that, during the period from March 28, 2005 to the date of this letter, we have effected approximately the following distribution of copies of the preliminary prospectus, dated March 24, 2005:

Institutions	6,830
Underwriters	4,170
Total	11,000

        The Underwriters (the "Underwriters") and dealers of the above issue were advised by invitation wire and in underwriting papers that they must comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended (the " Exchange Act"). We wish to advise you that copies of the preliminary prospectus have been made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned have and will, and each dealer has advised the undersigned that it has and will, comply with SEC Release No. 33-4968 and Rule 15c2-8 under the Exchange Act.

Very Truly Yours,
PIPER JAFFRAY & CO. As Representative of the several Underwriters
By:	/s/ RAKESH MEHTA
Name:	Rakesh Mehta
Title:	Vice President